14049617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustFirst, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Brookview Centre Way, Suite 504
(No. and Street)

Knoxville	TN	37865
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Taylor 865-583-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pugh & Company, P.C.
(Name – *if individual, state last, first, middle name*)

PO Box 31409	Knoxville	TN	37930
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
02 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

00 3/27/14

OATH OR AFFIRMATION

I, Donald Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustFirst, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA R. NATIONS STATE OF TENNESSEE NOTARY PUBLIC

Signature

Pres.
Title

Notary Public

My Commission Expires Oct. 4, 2014

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUGH
CPAs

TRUSTFIRST, INC.

Knoxville, Tennessee

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

TRUSTFIRST, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

TABLE OF CONTENTS

	Page
Facing Page	1-2
Report of Independent Registered Public Accounting Firm	3-4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes In Shareholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-12
Schedule I - Computation Of Net Capital Under Rule 15c3-1 of The Securities And Exchange Commission	13
Schedule II - Computation of Aggregate Indebtedness and Excess Capital Under Rule 15c-3-1 of the Securities And Exchange Commission	14
Schedule III - Computation for Determination of Reserve Requirements Under Under Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3	15
Schedule IV – Material Inadequacies – Rule 17a-5(j)	16
Report On Internal Control Required By SEC Rule 17a-5	17-18
Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	19-20
Schedule of Assessment And Payments [General Assessment Reconciliation (Form SIPC-7)]	21-22

KNOXVILLE OFFICE:
315 NORTH CEDAR BLUFF ROAD – SUITE 200
KNOXVILLE, TENNESSEE 37923
TELEPHONE 865-769-0660

PUGH CPAs

PUGH & COMPANY, P.C.
www.pughcpas.com

OAK RIDGE OFFICE:
800 OAK RIDGE TURNPIKE – SUITE A404
OAK RIDGE, TENNESSEE 37830
TELEPHONE 865-483-5634

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
TrustFirst, Inc.
Knoxville, Tennessee

Report on the Financial Statements

We have audited the accompanying statement of financial condition of TrustFirst Inc. (the Company) as of December 31, 2013 and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustFirst, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Pugh & Company, P.C.

Certified Public Accountants
Knoxville, Tennessee
February 28, 2014

TRUSTFIRST, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash and Cash Equivalents	$	103,147
Commissions Receivable		66,455
Shareholder Receivable		4,804
Other Assets		34,006
Deferred Tax Benefit		2,094
Property and Equipment, at Cost, Less Accumulated Depreciation of $31,869		9,529
TOTAL ASSETS	$	220,035

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Payable to Clearing Agent	$	752
Accrued Expenses		56,421
Deferred Tax Liability		2,737
Total Liabilities		59,910
SHAREHOLDER'S EQUITY		
Capital Stock, No Par Value; 200,000 Shares Authorized; 100,000 Shares Issued; 69,112 Shares Outstanding		354,300
Paid in Capital		161,500
Retained Deficit		(191,350)
Treasury Stock, 30,888 Shares at Cost		(164,325)
Total Shareholder's Equity		160,125
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$	220,035

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

INCOME	
Commission Income	$ 1,075,099
Other Income	50,884
Total Income	1,125,983
EXPENSES	
Compensation and Benefits	744,385
Occupancy and Equipment	80,398
Clearing Expense	88,526
Brokerage Service Expense	20,332
Professional Fees	42,625
Office Supplies and Postage	9,375
Other Expenses	84,960
Total Expenses	1,070,601
INCOME (LOSS) BEFORE INCOME TAXES	55,382
DEFERRED INCOME TAX EXPENSE	755
NET INCOME (LOSS)	$ 54,627

The accompanying notes are an integral part of these financial statements.

TRUSTFIRST, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2013

	Common Stock	Paid In Capital	Treasury Stock	Retained Earnings (Deficit)	Total Shareholder's Equity
BALANCES, JANUARY 1, 2013	$ 354,300	$ 161,500	$ (164,325)	$ (245,977)	$ 105,498
Net Income (Loss)	0	0	0	54,627	54,627
Capital Contributions	0	0	0	0	0
BALANCES, DECEMBER 31, 2013	$ 354,300	$ 161,500	$ (164,325)	$ (191,350)	$ 160,125

TRUSTFIRST, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	54,627
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Depreciation		2,578
Deferred Income Taxes (Benefit)		755
(Increase) in Commissions Receivable		(39,750)
Decrease in Shareholder Receivable		9,776
(Increase) in Other Assets		(28,372)
Increase in Payable to Clearing Agent		224
Increase in Accrued Expenses		35,096
Total Adjustments		(19,693)
Net Cash Provided by Operating Activities		34,934
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment		(1,995)
Net Cash Used in Financing Activities		(1,995)
NET INCREASE IN CASH AND CASH EQUIVALENTS		32,939
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		70,208
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	103,147
Supplementary Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$	438
Income Taxes	$	0

The accompanying notes are an integral part of these financial statements.

TRUSTFIRST, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

TrustFirst, Inc. (the Company), formed in 1995 and located in Knoxville, Tennessee, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) offering securities in stocks, bonds, and options to the general public. The Company does not hold security accounts or custodial securities for customers. All security transactions are cleared through Pershing, a subsidiary of The Bank of New York Mellon Corporation who is a member of the New York Stock Exchange (NYSE). The Company's revenue from the services it provides may be affected by securities market conditions.

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements, notes and supplemental schedules are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (GAAP). Significant accounting policies are:

Estimates - The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Estimates affect the reported amounts of revenues and expenses during the period. Accordingly, actual results could vary from those estimates.

Revenue Recognition - Customers' security transactions and resulting commissions are recorded on a trade date basis. Commissions receivable consists of commissions from unsettled trades at year end. Commissions receivable are stated at the amount of subsequent collections on the settlement date. As a result management believes commissions are fully collectible; and therefore, no allowance for bad debts is required.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of demand deposit accounts with banks and clearing accounts with Pershing. The Company maintains $58,700 on deposit with Pershing which is segregated to meet clearing requirements.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed using primarily the straight-line method and is based on estimated useful lives of five to seven years.

Income Taxes - Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the net operating loss carryforwards and the differences between the tax and financial reporting basis for certain assets. The resulting deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is also recorded for deferred tax assets when it is more likely than not that some or all of the deferred tax asset may not be realized.

The Company also assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. This measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Evaluation of Subsequent Events - Management has evaluated subsequent events through February 28, 2013, which is the date the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company periodically has cash deposited in financial institutions in excess of Federal Deposit Corporation (FDIC) limits. The Company also maintains several accounts insured by SIPC up to $250,000. There were no uninsured bank balances as of December 31, 2013.

The Company received Commission Income from one major customer which accounts for approximately twelve percent of Commission Income for the year ended December 31, 2013. Also see Note 7 for Commission Income derived from related party nonregistered investment companies.

NOTE 3 - LEASE COMMITMENTS

The Company entered into a lease agreement, which commenced May 1, 2010, for office space expiring December 31, 2014 with a monthly base rent of $4,984. The Company subleases a portion of its office space to a related party. Net rental expense under office space leases totaled $60,245 in 2013.

Future minimum rental payments under noncancellable operating leases with remaining terms in excess of one year as of December 31, 2013 are:

2014	$	59,805
2015		19,935
	$	79,740

NOTE 4 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2013. At December 31, 2013, the Company had excess net capital of $80,739.

In addition, the State of Tennessee Department of Commerce and Insurance requires registered investment advisors to maintain $15,000 of net capital.

NOTE 5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to general creditors at December 31, 2013, and there were no changes in liabilities subordinated to general creditors for the year then ended.

NOTE 6 - INCOME TAXES

The provision for income taxes differs from the expected amount computed by applying the statutory federal income tax rate principally due to changes in the assumed rates, the effect of state income taxes, nondeductible expenses and changes in the valuation allowance for deferred tax assets.

NOTE 6 - INCOME TAXES (Continued)

Deferred tax liabilities have been provided for taxable temporary differences related to accumulated depreciation. Deferred tax assets have been provided for deductible temporary differences related to net operating losses and charitable contribution carryforwards. Deferred taxes consisted of the following components:

Deferred Tax Asset- Current	$	2,094
Deferred Tax Liability - Current		0
Net Deferred Tax Asset - Current	$	2,094
Deferred Tax Asset - Long term	$	39,999
Deferred Tax Liability - Long Term		(2,737)
Valuation Allowance		(39,999)
Net Deferred Tax Liability - Long Term	$	(2,737)

A valuation allowance will be provided until it is more likely than not that all deferred tax assets will be realized. Realization of deferred tax assets is dependent upon whether there will be sufficient taxable income in particular future years. The Company will continue to evaluate the need for and the amount of the allowance, based on management's evaluation of current results and events and their expectations for the future. The valuation allowance decreased $20,056 during 2013. The Company has recorded a valuation allowance for 100% of the long-term deferred tax assets.

The Company has state and federal net operating loss carryforwards totaling approximately $137,500 and $74,900, respectively, at December 31, 2013. These carryforwards are available to offset tax liabilities on future income through 2032 for federal income taxes and 2027 for state income taxes. The Company files income tax returns in the U.S. federal and state jurisdictions. With few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2010. The Company has not accrued or expensed any amounts for interest or penalties associated with income taxes for the year ended December 31, 2013.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company processes certain trades for Trendz Advisors, a company in which the Company's shareholder owns a majority interest. During the year ended December 31, 2013, the Company received net commission income of approximately $3,400 from these transactions.

The Company owned a 5% interest in TrustFirst Partners I, LLC, a nonregistered investment company which was formed in 2010 and owned commercial real estate. The Company received a distribution of $49,023 from the LLC associated with its 5% ownership interest and 2013 dissolution. TrustFirst, Inc. did not act as custodian for the LLC.

The Company's shareholder also owns a 7% interest in DG Properties I, LLC, a nonregistered investment company which was formed in 2011 and owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 3% interest in Southern Income Properties, LLC, a nonregistered investment company which was formed in 2011 and owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 2.4% interest in DG Income Properties II, LLC, a nonregistered investment company which was formed in 2012 and owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 10% interest in Tooles Bend Partners, LLC, a nonregistered investment company which was formed in 2012, but funded in 2013. This LLC owns commercial real estate. During the year ended December 31, 2013, the Company received a one-time organizational commission of $57,458 upon funding of the LLC. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 4% interest in NCDG Properties, LLC, a nonregistered investment company which was formed in 2012 but funded in 2013. This LLC owns commercial real estate. During the year ended December 31, 2013, the Company received a one-time organizational commission of $45,000 upon funding of the LLC. TrustFirst, Inc. does not act as custodian for the LLC.

In 2009, the Company's chief executive officer, individually, purchased outstanding stock in the Company held by two other parties. These purchases resulted in the chief executive officer becoming 100% owner of the Company. The Company's chief executive officer, individually, and the two parties also agreed to note payable arrangements which allow for payments of the purchase price for the stock over time. These payments are tied to operating revenues of the Company. The Company has not guaranteed the stock purchase agreements or the notes payable and is not contractually obligated to make payments.

NOTE 8 - CONTINGENCIES

In the normal course of conducting its business, the Company may be involved in legal proceedings. Currently, the Company is not involved in any proceedings related to litigation, claims or assessments against the Company or management. Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which have an adverse effect on the Company. Currently, management is not aware of any such conditions.

SUPPLEMENTARY INFORMATION

TRUSTFIRST, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2013

	Per Audited Financial Statements	Per Original Focus Report	Differences
Ownership Equity	$ 160,125	$ 169,732	$ (9,607)
Less: Non Allowable Assets	(74,386)	(78,290)	3,904
Less: Other Deductions	0	0	0
Net Capital Before Haircuts	85,739	91,442	(5,703)
Haircut on Securities	0	0	0
Net Capital	$ 85,739	$ 91,442	$ (5,703)

Differences are attributable to audit adjustments as follows:

a) To adjust accrued wages	$ (6,550)
b) To adjust accounts payable	868
a) To adjust accounts receivable	(2,916)
c) To adjust tax expense	(1,009)
	$ (9,607)

TRUSTFIRST, INC.

SCHEDULE II

COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c-3-1 of THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2013

Liabilities	$	59,910
Total Aggregate Indebtedness	$	59,910
Ratio of Aggregate Indebtedness to Net Capital		69.87%
Net Capital	$	85,739
Required Net Capital (Greater of $5,000 or 6-2/3%)		5,000
Net Capital in Excess of Required Amount	$	80,739

TRUSTFIRST, INC.

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2013

TrustFirst, Inc. is exempt from the computation of determination of the reserve requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

TrustFirst, Inc. is exempt from reporting information relating to possession or control requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

TRUSTFIRST, INC.

SCHEDULE IV

MATERIAL INADEQUACIES – RULE 17a-5(j)

As of December 31, 2013

Material Inadequacy	Corrective Action Taken or Proposed
None	Not Applicable

See Report of Independent Registered Public Accounting Firm.

KNOXVILLE OFFICE:
315 NORTH CEDAR BLUFF ROAD – SUITE 200
KNOXVILLE, TENNESSEE 37923
TELEPHONE 865-769-0660

PUGH CPAs

OAK RIDGE OFFICE:
800 OAK RIDGE TURNPIKE – SUITE A404
OAK RIDGE, TENNESSEE 37830
TELEPHONE 865-483-5634

PUGH & COMPANY, P.C.
www.pughcpas.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
TrustFirst, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of TrustFirst, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be a material weaknesses as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of TrustFirst, Inc. as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 28, 2014.

2009-1 Segregation of Duties

The Company does not have adequate segregation of duties in the accounting department due to the limited number of staff. During our audit, we noted that the accountant has access to all phases of all transactions and to the general ledger. The basic premise is that no one employee should have access to both physical assets and related accounting records or to all phases of a transaction. Since it may not be economically feasible to hire additional staff, we recommend more Chief Executive Officer oversight.

2013-1 Regulatory Reporting

During our review of Financial and Operational Combined Uniform Single and Supplemental Statement of Income reports, we noted that several filings were amended after the initial filing. Additionally, some classification differences exist between the two filings and respective instructions. We recommend that the Company develop processes and procedures to ensure initial regulatory reports are accurate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pugh & Company, P.C.

Certified Public Accountants
Knoxville, Tennessee
February 28, 2014

KNOXVILLE OFFICE:
315 NORTH CEDAR BLUFF ROAD – SUITE 200
KNOXVILLE, TENNESSEE 37923
TELEPHONE 865-769-0660

PUGH CPAs

PUGH & COMPANY, P.C.
www.pughcpas.com

OAK RIDGE OFFICE:
800 OAK RIDGE TURNPIKE – SUITE A404
OAK RIDGE, TENNESSEE 37830
TELEPHONE 865-769-1657

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
TrustFirst, Inc.
Knoxville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by TrustFirst, Inc. (the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the check register and detail general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pugh & Company, P.C.

Certified Public Accountants
Knoxville, Tennessee
February 28, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048509 FINRA DEC
TRUSTFIRST 14*14
265 BROOKVIEW CENTRE WAY STE 504
KNOXVILLE TN 37919-4066

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 1599

B. Less payment made with SIPC-6 filed (**exclude interest**) (685)

7/31/13
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 914

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 914

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 914.

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trust First, Inc.
(Name of Corporation, Partnership or other organization)

Theresa R. Nations
(Authorized Signature)

Dated the 25 day of February, 20 14.

Operations Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period - 22 -
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,125,983
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net less from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	304,718
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	78,288
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 2 Real Estate Private Placements (Deductions in excess of $100,000 require documentation)	102,458
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 439	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 900	
Enter the greater of line (i) or (ii)	900
Total deductions	486,364
d. SIPC Net Operating Revenues	$ 639,619
e. General Assessment @ .0025	$ 1,599 (to page 1, line 2.A.)